Exhibit 99.9

Execution Version

LIMITED WAIVER

This LIMITED WAIVER is dated as of November 26, 2024, by and among Electra Battery Materials Corporation (the “Company”), the undersigned Guarantors, the undersigned Holders, and GLAS Trust Company, LLC, as Trustee for the Holders. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Indenture, dated as of February 13, 2023 (the “Indenture”), between the Company, the Guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee.

WHEREAS, the Company has issued US$51,000,000 aggregate principal amount of Notes (excluding amounts of accrued and unpaid interest treated as additional principal interest pursuant to the terms of February 2024 Limited Waiver) the terms of which are governed by the Indenture;

WHEREAS, multiple Defaults and Events of Default have occurred under the Indenture as a result of the Company’s failure to pay interest on the Notes in the manner contemplated by the Indenture when due and payable on August 15, 2023, February 15, 2024 and August 15, 2024 (collectively, the “Interest Payments”) and the Company’s failure to cure such failures to pay interest within the stated time period in the Indenture (the failure to pay interest on August 15, 2023 being referred to as the “First Interest Payment Default,” the failure to pay interest on February 15, 2024 being referred to as the “Second Interest Payment Default,” the failure to pay interest on August 15, 2024 being referred to as the “Third Interest Payment Default,” and the First Interest Payment Default the Second Interest Payment Default and the Third Interest Payment Default being collectively referred to as the “Interest Payment Defaults”);

WHEREAS, pursuant to Section 6.01(r) of the Indenture, an Event of Default has occurred under the Indenture as a result of the Company failing to have a registration statement providing for the resale of any and all Common Stock deliverable pursuant to the terms of the Indenture and the Warrant Indenture declared effective under the Securities Act at any time on or after May 14, 2023, being the 90th day following February 13, 2023 (the “Registration Default”);

WHEREAS, pursuant to Section 4.17 of the Indenture, an Event of Default has occurred under the Indenture as a result of the Company’s failures prior to the date hereof to comply with the liquidity covenant set forth therein (the “Financial Covenant Default”);

WHEREAS, certain of the Interest Payment Defaults and the Registration Default have previously been temporarily waived by the Holders, including as part of the Limited Waiver, dated as of February 27, 2024, by and among the Company, each of the Holders, and the Trustee (the “February 2024 Limited Waiver”), but such Interest Payment Defaults and the Registration Default have not been cured (and the applicable interest has not been paid in full) in accordance with the terms of the February 2024 Limited Waiver;

WHEREAS, the Company and the Holders, among others, previously entered into the Limited Waiver, dated as of August 14, 2024, to provide waivers of all of the Interest Payment Defaults and the Registration Default, however such waivers never became effective because the conditions to such waivers were never satisfied by the Company;

WHEREAS, the Company has requested, on the terms and conditions set forth in this Limited Waiver, (i) the consent of the Holders to certain waivers of the Interest Payment Defaults, the Registration Default and compliance with the minimum liquidity covenant applicable in the Indenture for a limited period, (ii) the consent of the Holders to the payment in kind through the issuance of additional Notes (“PIK Interest Notes”) having an aggregate principal amount equal to the accrued and unpaid Interest Payments (including default interest thereon) (the “PIK Interest”), and (iii) in connection with the proposed convertible note financing by the Company, the consent of the Holders to amend the terms of the Notes to permit such proposed financing;

WHEREAS, pursuant to Section 6.09 of the Indenture, the Holders of at least a majority in aggregate principal amount of Notes outstanding (determined in accordance with Section 8.04 of the Indenture) may, on behalf of the Holders of all of the Notes, waive any past Default or Event of Default under the Indenture and its consequences except, among others, a default in the payment of accrued and unpaid interest on the Notes when due that has not been cured pursuant to the provisions of Section 6.01 of the Indenture cannot be waived without the consent of each Holder of an outstanding Note affected; and

WHEREAS, further pursuant to Section 6.09 of the Indenture, upon any such waiver of a Default or Event of Default, the Company, the Trustee and the Holders shall be restored to their former positions and rights under the Indenture, and said Default or Event of Default shall for all purposes of the Notes and the Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties hereto, intending to be legally bound, agree as follows:

1.              Representations and Warranties. The Company, on behalf of itself and each Guarantor, hereby represents and warrants that after giving effect to this Limited Waiver, all representations and warranties contained in the Transaction Documents are true and correct, in all material respects, on and as of the date hereof, except (a) to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and (b) in the case of any representation and warranty qualified by materiality, they shall be true and correct in all respects.

2.              Holders. Each Holder (severally and not jointly and with respect to its interest only) represents and warrants to the Trustee that, as of the date hereof, it is the legal or beneficial holder of or the investment manager with sole discretionary authority in respect of the aggregate principal amount of Notes indicated next to its name as set forth on Exhibit A to this Limited Waiver under the column titled “Aggregate Principal Amount of Notes.”

3.              Limited Waiver.

(a)            Subject to the conditions set forth in Section 5 of this Limited Waiver and subject to the terms of, and to compliance with, Sections 4 and 6 of this Limited Waiver, the undersigned Holders hereby:

(i)             waive each of the Interest Payment Defaults, and (except as otherwise set forth in this Limited Waiver) their rights and remedies under the Indenture with respect to each of the Interest Payment Defaults, and each of the Interest Payment Defaults shall not be considered a Default or an Event of Default under the Indenture;

(ii)            agree that the payment of the Interest Payments shall be satisfied in full by the authentication, issuance and delivery to each undersigned Holder of PIK Interest Notes having an aggregate principal amount equal to all accrued and unpaid Interest Payments payable to such Holder in cash under the terms of the Indenture (which, for certainty, shall be in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof, rounded down to the nearest $1,000);

(iii)           waive the Registration Default, and (except as otherwise set forth in this Limited Waiver) their rights and remedies under the Indenture with respect to the Registration Default, and the Registration Default shall not be considered a Default or an Event of Default under the Indenture;

(iv)           waive the Default with respect to the existence of certain outstanding Indebtedness as identified on Schedule B to the Supplemental Indenture (as defined below), and (except as otherwise set forth in this Limited Waiver) their rights and remedies under the Indenture with respect to such Default, and such Default shall not be considered a Default or an Event of Default under the Indenture; and

(v)            waive the Financial Covenant Default, and (except as otherwise set forth in this Limited Waiver) their rights and remedies under the Indenture with respect to the Financial Covenant Default, as well as compliance with Section 4.17 of the Indenture from and including the date hereof until February 15, 2025, and neither the Financial Covenant Default nor any such non-compliance with Section 4.17 of the Indenture from and including the date hereof until February 15, 2025 shall be considered a Default or an Event of Default under the Indenture; provided that, if any Default or Event of Default occurs under any Transaction Document prior to February 15, 2025, this Section 3(a)(iv) shall immediately and automatically terminate and be of no force and effect, and the Financial Covenant Default shall constitute an immediate Event of Default under the Indenture retroactive to November 1, 2024.

To avoid doubt, to the extent that, the Company fails to satisfy the conditions set forth in Section 5 of this Limited Waiver or to comply in any manner with Sections 4 and 6 of this Limited Waiver, (w) this Section 3(a) (other than this sentence) shall immediately and automatically terminate and be of no force and effect, (x) the First Interest Payment Default, the Second Interest Payment Default and the Third Interest Payment Default shall each constitute an immediate Event of Default under the Indenture retroactive to August 15, 2023, February 15, 2024 and August 15, 2024, respectively, (y) the Registration Default shall constitute an immediate Event of Default under the Indenture retroactive to May 14, 2023, and (z) the Financial Covenant Default shall constitute an immediate Event of Default under the Indenture retroactive to November 1, 2024.

(b)            The waivers contained in this Limited Waiver pertain strictly to the Interest Payment Defaults, the Registration Default, the Financial Covenant Default and the compliance with Section 4.17 of the Indenture and shall not be interpreted or construed as a waiver of compliance by the Company or any other Note Party with any other provision of the Indenture or any other Default or Event of Default whether now existing or hereafter arising. Nothing in this Limited Waiver constitutes or shall be deemed to constitute a waiver of compliance with respect to any other term, provision, remedy or condition of the Transaction Documents or prejudice any right or remedy that the Trustee, the Collateral Trustee or the Holders have or in the future may have under or in connection with the Transaction Documents, all of which otherwise remain unchanged and in full force and effect.

4.              Consent to Supplemental Indenture; Issuance of PIK Interest Notes.

(a)            Each of the undersigned Holders (i) consents to the modifications to the Indenture as set forth in that certain Supplemental Indenture, to be dated November 26, 2024, in the form attached as Exhibit B to this Limited Waiver (the “Supplemental Indenture”), and the issuance of the PIK Interest Notes and (ii) authorizes and directs the Trustee on behalf of such Holder and pursuant to Section 10.02 of the Indenture to execute and deliver the Supplemental Indenture.

(b)            On and as of November 26, 2024, in satisfaction of all PIK Interest, the Company shall execute, authenticate, issue and deliver to each of the Holders, an aggregate principal amount of PIK Interest Notes as set forth on Exhibit A to this Limited Waiver. To avoid doubt, interest on the PIK Interest Notes shall accrue from, and including, August 15, 2024, the last Interest Payment Date prior to the date hereof.

(c)            The undersigned Holders, as the Required Noteholders under the Collateral Trust Agreement and as Holders of all outstanding Notes, authorize and direct the Trustee to execute the Amended and Restated Collateral Trust Agreement in the form attached as Exhibit C to this Limited Waiver.

5.              Conditions to Effectiveness. The waivers contained in Section 3 of this Limited Waiver shall not be effective until each of the following conditions precedent has been fulfilled to the satisfaction of the undersigned Holders party hereto:

(a)            This Limited Waiver shall have been duly executed and delivered by the Company, the Guarantors, the Trustee, and all the undersigned Holders, and the Trustee and the undersigned Holders shall have received evidence thereof.

(b)            The Supplemental Indenture shall have been duly executed and delivered by the Company, the Guarantors and the Trustee, and the Trustee and the undersigned Holders shall have received evidence thereof.

(c)            After giving effect to this Limited Waiver, no Default or Event of Default shall have occurred and be continuing.

(d)            All invoiced and outstanding fees and expenses of the Trustee (including, without limitation, fees of Sullivan & Cromwell LLP and Holland & Hart LLP, as counsel to the Trustee) and of Paul Hastings LLP and Bennett Jones LLP, as counsel to the undersigned Holders, shall have been paid in full.

(e)            The aggregate principal amount of PIK Interest Notes set forth on Exhibit A to this Limited Waiver with respect to each Holder shall have been executed, authenticated, issued and delivered in accordance with the terms of the Indenture, as modified by the Supplemental Indenture, and registered in the name of such Holder, and each such Holder shall have received written confirmation of the same from the Trustee.

6.              Disclosure. On or before 9:00 a.m., New York time, on the first (1st) Business Day after the date of this Limited Waiver (such date and time, the “Disclosure Date”), the Company shall file publicly on SEDAR and EDGAR a report describing all the material terms of the transactions contemplated by this Limited Waiver and attaching this Limited Waiver and the Supplemental Indenture as an exhibit (collectively, the “Disclosure Documents”). From and after the filing of the Disclosure Documents, the Company shall have disclosed all material, non-public information (if any) provided to any of the undersigned Holders or the Trustee by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by this Limited Waiver. In addition, effective upon the filing of the Disclosure Documents, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the undersigned Holders, the Trustee or any of their respective affiliates, on the other hand, relating to the transactions contemplated by this Limited Waiver shall terminate. Notwithstanding anything contained in this Limited Waiver to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that none of the undersigned Holders or the Trustee shall have (unless expressly agreed to by such undersigned Holder or the Trustee, as applicable, after the date hereof in a written definitive and binding agreement executed by the Company and such undersigned Holder or the Trustee, as applicable) any duty of confidentiality with respect to any material, non-public information regarding the Company or any of its Subsidiaries.

7.              Binding Effect. The terms and provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their heirs, representatives, successors, and assigns. Nothing contained in this Limited Waiver shall otherwise be deemed or construed to amend, supplement, modify or replace any Transaction Document or otherwise affect the rights and obligations of any party thereto, all of which are hereby ratified and confirmed in all respects and shall remain in full force and effect except in respect of the Indenture as it is specifically modified by the Supplemental Indenture. Any and all references to the Indenture in any Transaction Documents shall be deemed to refer to the Indenture as amended by the Supplemental Indenture.

8.              Reaffirmation of Obligations. The Company hereby ratifies the Transaction Documents and acknowledges and reaffirms (a) that it is bound by all terms of the Transaction Documents applicable to it and (b) that it is responsible for the observance and full performance of its obligations thereunder.

9.              Transaction Document. This Limited Waiver shall constitute a Transaction Document under the terms of the Indenture.

10.             Multiple Counterparts. This Limited Waiver may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. A signed copy of this Limited Waiver delivered by facsimile, email, docusign or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Limited Waiver.

11.            Reserved.

12.            Governing Law. This Limited Waiver and any claims, controversies, disputes or causes of action, whether in law or in equity, whether in contract or in tort or otherwise based upon, arising out of or relating to this Limited Waiver and the transactions contemplated hereby shall be governed by, and construed in accordance with, the laws of the state of New York (without regard to the conflicts of laws provisions thereof).

13.            Consent to Jurisdiction; Service of Process; Agreement of Jury Trial. The jurisdiction, service of process and waiver of jury trial provisions set forth in Section 19.04 of the Indenture are hereby incorporated by reference, including, without limitation, the designation and appointment of CT Corporation System at the address specified as authorized agent of the Company for receipt of process.

14.            Trustee Authorization. Each of the undersigned Holders hereby authorizes and directs the Trustee to execute and deliver this Limited Waiver on its behalf and, by its execution below, each of the undersigned Holders agrees to be bound by the terms and conditions of this Limited Waiver. In executing this Limited Waiver, the Trustee shall be entitled to all of the rights, benefits, protections, indemnities and immunities afforded to it pursuant to the Transaction Documents.

15.            Release. For value received, including without limitation, the consent by each of the undersigned Holders to the terms of this Limited Waiver, each of the Company and the Guarantors, on behalf of itself and its successors and assigns and its current and former shareholders, members, parents, subsidiaries, divisions, affiliates, directors, officers, employees, agents, attorneys, advisors, consultants, and other representatives (collectively, the “Releasing Parties”), hereby absolutely, unconditionally, and irrevocably releases and forever discharges the undersigned Holders and the Trustee and each of their respective current and former shareholders, members, parents, subsidiaries, divisions, affiliates, directors, officers, employees, agents, attorneys, advisors, consultants, and other representatives (collectively, the “Released Parties”) from any and all claims (including, without limitation, all counterclaims, cross-claims, defenses, rights of set-off and recoupment), actions, causes of action, acts and omissions, controversies, demands, suits, and other liabilities of every kind or nature whatsoever, both in law and in equity, known or unknown, that any Releasing Party has or has ever had against the Released Parties prior to, through and including the date hereof, in each case, that relate to, arise out of or otherwise are in connection with (i) any or all of the Transaction Documents or transactions contemplated thereby or any actions or omissions in connection therewith or (ii) any aspect of the dealings or relationships between or among the Parties, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) of this Section 15 (collectively, the “Claims”), including, without limitation, any Claim of breach of the duty of good faith and fair dealing based on, among other things, the Released Parties’ exercise of discretion under the Transaction Documents, but excluding Claims arising out of gross negligence or willful misconduct of a Released Party; provided that nothing contained in this Section 15 shall release the Released Parties from any obligations arising under this Limited Waiver. Each of the Company and the Guarantors hereby represents and warrants, on behalf of itself and its successors, assigns and legal representatives, that it has not sold, conveyed, assigned, pledged, hypothecated, or otherwise encumbered all or any part of the Claims released in this Section 15. Each of the Company and the Guarantors hereby acknowledges and agrees, on behalf of itself and its successors, assigns and legal representatives, that the Released Parties have at all times acted in good faith with regard to the consummation and administration of the Transaction Documents. Each of the Company and the Guarantors acknowledges and agrees that, as of the date hereof, it does not have any Claims against the Released Parties, all of which each of the Company and the Guarantors, on behalf of itself and its successors, assigns and legal representatives, hereby expressly waives. Each of the Company and the Guarantors hereby confirms that the foregoing waiver and release is an informed waiver and release and is being freely given. Each of the Company and the Guarantors also agrees, on behalf of itself and its successors, assigns, and legal representatives, not to commence, institute, or prosecute any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to collect or enforce any Claim. If the Company, any Guarantor, or any of their respective successors, assigns, or legal representatives violate the foregoing covenant, each of the Company and the Guarantors hereby agrees, on behalf of itself and its successors and assigns, to jointly and severally pay, in addition to any damages as any Released Party may sustain as a result of such violation, all reasonable attorneys’ fees and costs incurred by any Released Party as a result of such violation.

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In Witness Whereof, the undersigned has executed this Limited Waiver as of the date first written above.

Electra Battery Materials Corporation

By:	/s/ Trent Mell
Name: Trent Mell
Title: Chief Executive Officer

Cobalt Camp Refinery Ltd.,
as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

Cobalt Project International Corp.,
as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

Cobalt Industries of Canada Corp.,
as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

[Signature Page to Limited Waiver (November 2024)]

US Cobalt Inc.,
as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

Cobalt Camp Ontario Holdings Corp.,
as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

1086360 BC Ltd.,
as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

Idaho Cobalt Company.,
as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

[Signature Page to Limited Waiver (November 2024)]

Scientific Metals (Delaware) Corp.,
as Guarantor

By:	/s/ Trent Mell
Name: Trent Mell
Title: Director

[Signature Page to Limited Waiver (November 2024)]

Executed by Cobalt One Pty Ltd (ACN 127 411 796) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Trent Mell	/s/ Michael Naylor
Signature of director	Signature of director/secretary

Trent Mell	Michael Naylor
Name of director (print)	Name of director/secretary (print)

Executed by Acacia Minerals Pty Limited (ACN 127 419 729) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Trent Mell	/s/ Michael Naylor
Signature of director	Signature of director/secretary

Trent Mell	Michael Naylor
Name of director (print)	Name of director/secretary (print)

Executed by Ophiolite Consultants Pty Limited (ACN 092 694 490) (as Guarantor) in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Trent Mell	/s/ Michael Naylor
Signature of director	Signature of director/secretary

Trent Mell	Michael Naylor
Name of director (print)	Name of director/secretary (print)

[Signature Page to Limited Waiver (November 2024)]

In Witness Whereof, the undersigned has executed this Limited Waiver as of the date first written above.

GLAS Trust Company, LLC, as Trustee

By:	/s/ Katie Fischer
Name: Katie Fischer
Title: Vice President

[Signature Page to Limited Waiver (November 2024)]

In Witness Whereof, the undersigned has executed this Limited Waiver as of the date first written above.

Whitebox Relative Value Partners, LP

By:	/s/ Andrew Thau
Name: Andrew Thau
Title: Managing Director

Whitebox GT Fund, LP

By:	/s/ Andrew Thau
Name: Andrew Thau
Title: Managing Director

Whitebox Multi-Strategy Partners, LP

By:	/s/ Andrew Thau
Name: Andrew Thau
Title: Managing Director

Pandora Select Partners, LP

By:	/s/ Andrew Thau
Name: Andrew Thau
Title: Managing Director

[Signature Page to Limited Waiver (November 2024)]

IN WITNESS WHEREOF, the undersigned has executed this Limited Waiver as of the date first written above.

Highbridge Tactical Credit Master Fund, L.P.

By:	Highbridge Capital Management, LLC,
as Trading Manager and not in its individual capacity

By:	/s/ Jonathan Segal
Name: Jonathan Segal
Title: Managing Director, Co-CIO

Highbridge Tactical Credit Institutional Fund, Ltd.

By:	Highbridge Capital Management, LLC,
as Trading Manager and not in its individual capacity

By:	/s/ Jonathan Segal
Name: Jonathan Segal
Title: Managing Director, Co-CIO

[Signature Page to Limited Waiver (November 2024)]

In Witness Whereof, the undersigned has executed this Limited Waiver as of the date first written above.

Nineteen77 Global Multi Strategy Alpha Master Limited

By:	/s/ Doyle Horn
Name: Doyle Horn
Title: Director

By:	/s/ Jennifer Edelheit
Name: Jennifer Edelheit
Title: Executive Director

[Signature Page to Limited Waiver (November 2024)]

Exhibit A to Limited Waiver

PIK Interest and PIK Interest Notes

Exhibit B to Limited Waiver

Form of Supplemental Indenture

Exhibit C to Limited Waiver

Form of Amended and Restated Collateral Trust Agreement